Exhibit 99.1

Plymouth Rock Technologies Announces Phil Lancaster as CEO & President

Vancouver, B.C. – May 11, 2023 – Plymouth Rock Technologies Inc. (CSE: PRT) (OTC: PLRTF) (Frankfurt: 4XA WKN# A2N8RH) (“Plymouth Rock”, “PRT”, or the “Company”), a leader in developing unmanned aircraft system technologies, today announced the appointment of President, Phil Lancaster as CEO and President.

Phil, a former British police officer, brings with him an extensive career in law enforcement and a successful career in business, working in senior executive positions both in public and private companies. Throughout his career, he received several notable awards and has been recognized for efforts in the UK and British Overseas Territories. Phil has written several journal articles focused on the future of soft target hardening and innovation along with establishing a Centre of Excellence centered around testing and evaluation of new disruptive technology in the defense and security sectors including drone technology and sensors.

“Phil possesses a passion for excellence and an aptitude for recognizing opportunities which has led to a successful career in business and management consulting,” shared Douglas Smith, Chairman of Plymouth Rock. “He brings years of experience working in British law enforcement and VIP close protection; as a result, he has established an extensive network of international contacts in government and law enforcement.”

“I am honoured the Board asked me to lead the Company as we pursue our new 3-pronged service offering, including Drone Management and Monitoring, Automation and Integration, and Drone Base Station Infrastructure and Technology,” stated Phil Lancaster, CEO and President of Plymouth Rock Technology.  “We have an exciting road ahead, and I look forward to share our future successes with our customers and shareholders.”

The Board thanks Carl Cagliarini for serving in the interim CEO role since February 2023.

About Plymouth Rock Technologies Inc.

PRT designs and manufactures purpose-built multi-rotor UAS, utilizing Artificial Intelligence, cutting-edge sensors, and the latest dual-camera modules as standard, offering thermal capabilities alongside high-definition real-time air-to-ground streaming, with the ability to mount multiple, various sensors, modules, and payloads.

www.plyrotech.com

ON BEHALF OF THE BOARD OF DIRECTORS

Douglas Smith, Chairman
info@plyrotech.com

Philip Lancaster, CEO and President

+1 (250) 863-3038

phil@plyrotech.com

Forward Looking Statements

Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding future financial position, business strategy, use of proceeds, corporate vision, proposed acquisitions, partnerships, joint-ventures and strategic alliances and co-operations, budgets, cost and plans and objectives of or involving the Company. Such forward looking information reflects management’s current beliefs and is based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “predicts”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. A number of known and unknown risks, uncertainties and other factors may cause the actual results or performance to materially differ from any future results or performance expressed or implied by the forward-looking information. These forward – looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of the Company including, but not limited to, the impact of general economic conditions, industry conditions and dependence upon regulatory approvals. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities laws.

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